Exhibit 99.1

Harry Winston Diamond Corporation Reports Diavik Diamond Mine Third Quarter Production Update

TORONTO, Oct. 13, 2011 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that in the third calendar quarter of 2011, Diavik produced 1.9 million carats from 0.6 million tonnes of ore processed. Ore processed in the quarter was 3% higher, and carats recovered were 8% higher, compared to the same period from 2010, due to an increase in the overall grade of the ore processed. For the nine months ending September 30, 2011, Diavik produced 5.1 million carats from 1.7 million tonnes of ore processed.

Diavik's full-year target production remains at 6.9 million carats. Production for the fourth calendar quarter is estimated to be 1.8 million carats with production from sub-level retreat mining of A-154 South ore contributing higher grade ore.

The Company held two partial rough diamond sales in its fiscal third quarter ending October 31.  As stated in an earlier press release, significant rough diamond sales will be deferred into the fourth quarter and possibly subsequent periods.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information:

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:28e 13-OCT-11